United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: Dollar General Corporation

Name of persons relying on exemption: Mercy Investment Services, Inc., CommonSpirit Health, Friends Fiduciary Corporation, Sisters of St. Joseph of Peace, WA, Sisters of the Humility of Mary, OH, and United Church Funds

Address of person relying on exemption: Mercy Investment Services, Inc., 2039 North Geyer Road, Saint Louis, MO, 63131

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Mercy Investment Services and proposal co-filers do not own over $5 million in Dollar General Stock, and this notice is therefore being provided on a voluntary basis.

Mercy Investment Services, Inc. and 5 co-filers urge you to vote for Proposal 5, the Shareholder Proposal requesting the Board of Directors adopt and disclose a comprehensive Human Rights Policy, at the Dollar General Corporation annual meeting on May 29, 2025.

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Summary of the Proposal: Shareholders request the Board of Directors adopt and disclose a comprehensive Human Rights Policy which states the Company's commitment to respect human rights, in alignment with international human rights standards, throughout its operations and value chain, and describes steps to identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts connected to the business. Adopting and publicly disclosing a Human Rights Policy is a good governance practice that will allow Dollar General to more effectively manage the legal, financial, and reputational risks associated with human rights and labor controversies, which is in the best interest of the company, long-term shareholder value, and employee well-being.

Support for the Proposal is warranted and in the best interest of shareholders because:

1.)	Human rights controversies related to worker organizing, health and safety, and other labor issues present legal, financial, and reputational risks to the company and reinforce the need for Dollar General to adopt a human rights policy.

2.)	Dollar General’s new Human Rights Policy does not amount to a policy commitment to respect workers’ internationally-recognized human rights in its own operations, and therefore fails to meet shareholder expectations.

3.)	The new Human Rights Policy fails to meet policy standards outlined in the UN Guiding Principles on Business and Human Rights.

4.)	Adopting a human rights policy is a standard corporate governance practice. Dollar General lags peer companies in the retail sector which have adopted and publicly disclosed comprehensive human rights policies.

1.)	Human rights controversies related to worker organizing, health and safety, and other labor issues present legal, financial, and reputational risks to the company and reinforce the need for Dollar General to adopt a human rights policy.

Dollar General acknowledges in its annual report, “Failure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance.”1

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1 https://investor.dollargeneral.com/websites/dollargeneral/English/310010/us-sec-filing.html?format=convpdf&shortDesc=Annual%20Report&secFilingId=b5700569-1f73-4a40-b4e3-d1fd14e48940

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Interference with worker organizing in violation of workers’ fundamental rights to freedom of association and collective bargaining has led to NLRB enforcement actions against Dollar General, which may also harm the company’s reputation among its workforce and customer base. The National Labor Relations Board ruled in 2023 that Dollar General engaged in "blatant hallmark unfair labor practices" against workers attempting to organize in Connecticut, including unlawful termination, surveillance, interrogation, and threatening store closures.2 As of February 2025, Dollar General has 13 open Unfair Labor Practice cases pending at the NLRB.3

Dollar General’s track record of store safety violations interferes with workers’ right to a healthy and safe working environment and negatively impacts corporate performance through millions in fines and a public reputation as an unsafe employer.4 In July 2024, OSHA entered into a corporate-wide settlement with Dollar General and ordered it to pay $12 million in fines,5 adding to the more than $21 million in OSHA fines Dollar General had accumulated from 2017 to 2023.6 Following a majority shareholder vote in 2023 on a shareholder proposal requesting that the company conduct a workplace health and safety audit, Dollar General moved to carry out the audit without meaningful consultation with proponents or recommended worker groups and used an auditor notorious for representing companies in union avoidance work.7

Understaffing and poor security also place workers and customers at heightened risks of gun violence at the stores, and the company would benefit from a human rights-based approach to violence prevention. Aggregate data from news reports found that from 2022 to 2024, 79 shootings took place at Dollar General stores and parking lots nationwide, with 90 victims and 38 total fatalities, including multiple children shot and five employees killed.8

The UN Global Compact states, “A living wage is an essential aspect of decent work to ensure workers, their families and communities can live in dignity. Addressing low wages is not only an economic imperative, but also a corporate responsibility as reflected in the UN Guiding Principles on Business and Human Rights (UNGPs).” Dollar General pays store associates poverty wages while executive compensation soars. In fiscal year 2023, Dollar General's median worker earned $18,657 while its CEO made $9,727,656, resulting in a 521:1 pay ratio.9 92% of Dollar General workers made less than $15 per hour in 2022, falling well below living wage rates.10

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2 https://www.nlrb.gov/news-outreach/news-story/region-1-boston-wins-administrative-law-judge-decision-finding-dollar

3 https://www.nlrb.gov/search/case/dollar%20general?f%5B0%5D=case_type%3AC&s%5B0%5D=Open&page=0

4 https://www.bloomberg.com/news/newsletters/2023-09-20/dollar-general-dg-stores-are-a-dangerous-mess-employees-say-big-take

5 http://www.osha.gov/news/newsreleases/national/07112024-0

6 https://www.osha.gov/news/newsreleases/region4/07132023

7 https://www.bloomberg.com/news/newsletters/2023-09-20/dollar-general-dg-stores-are-a-dangerous-mess-employees-say-big-take

8 https://www.stepuplouisiana.org/dollarstore

9 https://investor.dollargeneral.com/websites/dollargeneral/English/310010/us-sec-filing.html?format=convpdf&shortDesc=Proxy%20Statement%20%28definitive%29&secFilingId=791eb926-2641-417e-be9f-6e9087050c6d

10 https://www.epi.org/company-wage-tracker/

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These human rights impacts result in significant consequences and demonstrate gaps in Dollar General’s governance of human rights risks and the need for clearer guidance.

2.)	Dollar General’s new Human Rights Policy does not amount to a policy commitment to respect workers’ internationally-recognized human rights in its own operations and therefore fails to meet shareholder expectations.

Despite Dollar General’s recent adoption of their “Human Rights Policy”11 following the proposal’s filing, the company continues to lack meaningful disclosure concerning its commitment to respect human rights specifically within its own operations. The policy, primarily composed of existing supplier expectations and a code of business conduct and ethics, falls short of a comprehensive human rights policy commitment, applicable across operations and the value chain, aligned with international human rights standards.

Dollar General’s supply chain disclosures reference social compliance standards for its suppliers “consistent with, and based upon, International Labor Organization…metrics,” which is a strong requirement for suppliers. However, the company fails to commit to international labor standards in its own operations.12

Its Code of Business Conduct and Ethics does not contain a commitment to respect “human rights.”13 Following receipt of the shareholder proposal, Dollar General engaged with proponents and shared the company’s perspective that existing policies for employees, namely the Code of Business Conduct and Ethics, were sufficient to meet the request for a human rights policy. In response, proponents provided examples of peer policies (detailed in section 4) and guidance documents for corporations on adopting a human rights policy.14 Proponents were notified in March via the draft opposition statement that Dollar General had adopted a “Human Rights Policy” that did not reflect the international standards and best practices shared with the company. The new policy included no new commitment to respect human rights.

The following gap analysis outlines how Dollar General’s existing policies fail to align with expectations for a comprehensive human rights policy consistent with international standards.

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11 https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/DG_HumanRightsPolicyMarch2025.pdf

12 https://investor.dollargeneral.com/dollargeneral/pdf/DG_Human_Rights_Risk_Assessment_and_Supply_Chain_Transparency_Disclosure_--_January_2014_V1.pdf

13 https://ir-api.eqs.com/media/document/507dbf4f-98ca-47fd-b017-71701334d812/assets/2024%20Code%20of%20Conduct%20(Revised%20for%20Hotline%20Change%20FINAL%

20052824).pdf?disposition=inline

14 https://www.ohchr.org/sites/default/files/Documents/Publications/DevelopHumanRightsPolicy_en.pdf; https://shiftproject.org/resource/doing-business-with-respect-for-human-rights/

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Table 1

Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
"Non-Retaliation Policy"	“No one may retaliate against a fellow employee who reports misconduct in good faith, participates in an investigation of misconduct (unless your own), or participates in a lawsuit against our Company or someone working for our Company. Acting in “good faith” means that you provide all the information you have and you believe it to be true. If it turns out you were wrong, that’s okay. What matters is your sincere belief when you make the report. Examples of retaliation under our policy include threats, harassment and discrimination, as well as unwarranted discharge, demotion and suspension. If you believe you have experienced retaliation, contact the ERC.”	Only protecting workers reporting misconduct. No mention of protection for workers’ right to freedom of association and collective bargaining.

ILO Fundamental Principles and Rights at Work,[15] Convention No. 87, and Convention No. 98.

Universal Declaration of Human Rights (1948)[16] Article 23: "Everyone has the right to form and to join trade unions for the protection of his interests."

OECD Guidelines for Multinational Enterprises:[17] Refrain from and take steps to prevent the use of reprisals, including by entities with which the enterprise has a business relationship, against any persons or groups that may seek to or do investigate or raise concerns regarding actual or potential adverse impacts associated with the enterprise’s operations, products or services. This includes promoting an environment in which individuals and groups feel safe to raise concerns and, where relevant, contributing to the remediation of adverse impacts of reprisals when they occur.

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15 https://normlex.ilo.org/dyn/nrmlx_en/f?p%3DNORMLEXPUB:12000:0::NO:&sa=D&source=docs&ust=1744212172513659&usg=AOvVaw3pviVkp74e6ucN6_KxcCdr

16 https://www.un.org/en/about-us/universal-declaration-of-human-rights

17 https://mneguidelines.oecd.org/mneguidelines/

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
"Caring for Our Customers" and "Maintaining a Safe and Healthy Workplace"

“Safety and Accessibility: We provide clean and safe stores that are accessible to all customers, including those with disabilities. As a guide, ask yourself, “Is this a store where I would like to shop?” If you believe one of our stores is unsafe or inaccessible, either fix the situation or report it to your manager or the ERC.”

Conflicting orders: policy expectation for employees to fix unsafe work conditions while also maintaining that employees should only perform job activities that don't pose a safety risk. Worker testimony affirms this conflict between what is asked of them on paper and what is expected of them by management.

No mention of the company's responsibility to provide

safe, secure, and healthy work environment; all expectations are placed on employees.

Occupational Safety and Health, 1981 (No. 155)[18] and Promotional Framework for Occupational Safety and Health, 2006 (No. 187)[19]

Universal Declaration on Human Rights (1948), Article 23: “Everyone has the right to work, to free choice of employment, to just and favourable conditions of work and to protection against unemployment."

“At Dollar General, safety is very important. We ensure a safe workplace by following all safety-related signs and instructions and by taking steps to prevent accidents. We only perform job activities (1) for which we’ve been trained and that don’t violate established safety rules or (2) that don’t pose a safety risk. Report any threats to workplace safety to your manager and the Risk Management Hotline immediately. We can only maintain a safe workplace if it is free from violence. Our Company won’t tolerate physical acts of violence, threats of physical harm, verbal abuse or other intimidating behavior. If you experience or know of this sort of behavior, notify your manager or the ERC. 5 Working while under the influence of drugs or alcohol also threatens workplace safety, and our Company will not tolerate such behavior.”

"Receiving Fair Pay"	“Our Company ensures that we receive fair pay by respecting our workplace rights, following all employment laws and paying wages based on our duties and performance. Those of us paid hourly must do our part by correctly reporting our hours and confirming we are being paid what we were told we would earn. Similarly, managers must ensure that those hourly (non-exempt) employees who report to them properly record their work time and are paid for all time worked. For details on our wage and hour policies, consult our Employee Handbook or your manager.”	Bare minimum for legal payment, not in line with best practices for human rights centered remuneration.

Equal Remuneration Convention, 1951 (No. 100)

Universal Declaration on Human Rights (1948), Article 23: "Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection."

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18 https://normlex.ilo.org/dyn/nrmlx_en/f?p=NORMLEXPUB:12100:0::NO::P12100_ILO_CODE:C155

19 https://normlex.ilo.org/dyn/nrmlx_en/f?p=normlexpub:12100:0::no:12100:p12100_instrument_id:312332:no

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
Commitment to Respect Human Rights	Absent from existing disclosures

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NGP 16:[20] "As the basis for embedding their responsibility to respect human rights, business enterprises should express their commitment to meet this responsibility through a statement of policy that (a) Is approved at the most senior level of the business enterprise; (b) Is informed by relevant internal and/or external expertise; (c) Stipulates the enterprise’s human rights expectations of personnel, business partners and other parties directly linked to its operations, products or services; (d) Is publicly available and communicated internally and externally to all personnel, business partners and other relevant parties; (e) Is reflected in operational policies and procedures necessary to embed it throughout the business enterprise.”

UNGP 15:

In order to meet their responsibility to respect human rights, business enterprises should have in place policies and processes appropriate to their size and circumstances, including: (a) A policy commitment to meet their responsibility to respect human rights; [see Human Rights Due Diligence Process row below for b & c]

Business enterprises need to know and show that they respect human rights. They cannot do so unless they have certain policies and processes in place.

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20 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

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Topic	Dollar General's Language	Concerns with DG Language	Relevant Human Rights Standards
Human Rights Due Diligence Process	Absent from existing disclosures

UNGP 15: "In order to meet their responsibility to respect human rights, business enterprises should have in place policies and processes appropriate to their size and circumstances, including: (a) A policy commitment to meet their responsibility to respect human rights; (b) A human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights; (c) Processes to enable the remediation of any adverse human rights impacts they cause or to which they contribute.

Business enterprises need to know and show that they respect human rights. They cannot do so unless they have certain policies and processes in place.

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3.)	The new Human Rights Policy fails to meet policy standards outlined in the UN Guiding Principles on Business and Human Rights.

UNGP 16 sets out clear expectations for corporations to adopt and implement a human rights policy: “As the basis for embedding their responsibility to respect human rights, business enterprises should express their commitment to meet this responsibility through a statement of policy that (a) Is approved at the most senior level of the business enterprise; (b) Is informed by relevant internal and/or external expertise; (c) Stipulates the enterprise’s human rights expectations of personnel, business partners and other parties directly linked to its operations, products or services; (d) Is publicly available and communicated internally and externally to all personnel, business partners and other relevant parties; (e) Is reflected in operational policies and procedures necessary to embed it throughout the business enterprise.”21

A guidance document by the UN Global Compact and Office of the UN High Commissioner for Human Rights explains how adopting a formal human rights policy commitment is a “precursor to a company’s human rights due diligence towards meeting its responsibility to respect human rights.”22 The policy is also an effective way to communicate clearly with stakeholders about how the company manages human rights risks and creates a mandate for management to allocate sufficient time and resources to address human rights issues.

“A dedicated human rights policy not only allows organizations to lay out comprehensive standards in response to expectations from ESG stakeholders and regulators, but also makes it easier for employees, suppliers, and other partners in the value chain to comprehend and comply with the guidance,” said Dian Zhang, Senior Research Principal with the Gartner for Legal, Risk & Compliance Leaders practice. “In addition, the existence of a stand-alone human rights policy is one of the positive factors that several environment, social, and governance (ESG) rating firms consider when scoring a company’s ESG maturity.”23

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21 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

22 https://www.ohchr.org/sites/default/files/Documents/Publications/DevelopHumanRightsPolicy_en.pdf

23 https://corpgov.law.harvard.edu/2024/02/19/cceos-should-address-7-questions-when-considering-a-human-rights-policy/

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4.)	Adopting a human rights policy is a standard corporate governance practice. Dollar General lags peer companies in the retail sector which have adopted and publicly disclosed comprehensive human rights policies.

Dollar Tree,24 Target,25 Walmart,26 Costco,27 and Big Lots28 have each adopted and publicly disclosed comprehensive human rights policies aligned with international standards, demonstrating that this is a corporate governance best practice for the retail industry. In their human rights policies, all five of these Dollar General competitors explicitly reference the United Nations Universal Declaration of Human Rights and the International Labour Organization, formalizing company support for the right to organize and collective bargaining, occupational safety and health, and an adequate standard of living. By refusing to codify those worker rights in a human rights policy, Dollar General has become a laggard of the industry.

For example, Dollar General’s U.S. peer Dollar Tree includes the following “Purpose” on the first page of their human rights policy:

 “Dollar Tree’s Board of Directors and executive management have adopted this Policy to demonstrate their commitment to respecting the human rights and dignity of all workers, domestic and international, throughout Dollar Tree’s supply chain and in our retail stores, distribution centers, and store support center. Dollar Tree has developed this policy in concert with our stakeholders, including Vendors and Associates, and with guidance from internationally accepted labor standards, including the United Nations Universal Declaration of Human Rights, the Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the International Labor Organization Declaration on Fundamental Principles and Rights at Work.“

In addition, Dollar Tree’s human rights policy has an explicit commitment to “freedom of association and following all laws regarding collective bargaining.” Given previous significant NLRB enforcement actions against Dollar General and 13 open Unfair Labor Practice charges with cases still pending, the company’s lack of a parallel commitment, which would in writing ensure its workers’ rights to freedom of association and collective bargaining, raises concern for shareholders. In Dollar General’s Human Rights Policy, the company writes that the Code of Business Conduct and Ethics substantially accounts for its own workers, as it is the document by which “All employees and suppliers will be governed” (p.2). The 2024 Code of Business Conduct and Ethics (see footnote 13) does not include the phrases “freedom of association” or “collective bargaining”. This shortcoming compared to peer policy reveals a significant gap in Dollar General’s governance.

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24 https://www.dollartree.com/file/general/Human_Rights_Policy.pdf

25  https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights

26 https://corporate.walmart.com/purpose/esgreport/social/human-rights

27 https://mobilecontent.costco.com/staging/resource/img/25w03130/2e_HumanRights_FY24.pdf

28 https://assets.biglots.com/is/content/biglots/BigLotsHumanRightsPolicyFINAL2023.03v2pdf#:~:text=Big%20Lots%2C%20Inc.%2C%20with,our%20business%

2C%20regardless%20of%20sex%2C

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As noted in Table 1 (section 2), Dollar General’s existing policies also lack a commitment to respect human rights and a human rights due diligence process, out of alignment with UNGP 15, 16, and the Guiding Principles on Business and Human Rights. By contrast, Dollar Tree has an explicit commitment to respecting the human rights of all workers in its own operations and supply chain (see first sentence in Purpose statement above). Dollar Tree also has clearer language on due diligence, including a commitment to "Implementing processes and procedures, including training initiatives, to avoid causing or contributing to adverse human rights impacts” and “Preventing and, where necessary, mitigating adverse human rights impacts that are directly linked to our business operations, including our supply chain” (see footnote 16). While Dollar General has shared with proponents directly about its due diligence processes in its own operations, the company has not explicitly mentioned any of them in its Human Rights Policy, which details auditing processes for overseas suppliers but not the company’s own stores and distribution centers. Dollar General’s Human Rights Policy would benefit from inclusion of a commitment to respect human rights and due diligence processes regarding its own operations, in alignment with the responsibility outlined in UNGP 15 and the Guiding Principles on Business and Human Rights.

Adopting a human rights policy would help Dollar General meet its responsibility to respect workers’ rights, protect long-term shareholder value, and provide shareholders with greater transparency on how the company manages human rights risks.

For questions, please contact Maxwell Homans at Mercy Investment Services, mhomans@mercyinvestments.org

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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